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                                                                    Exhibit 99.3

                          INFOSYS TECHNOLOGIES LIMITED

                               Registered Office
           ELECTRONICS CITY, HOSUR ROAD, BANGALORE - 561 229, INDIA.
                                   PROXY FORM

Regd. Folio No.  [_][_][_][_][_][_][_][_][_]

    I/We _________________________________________ of __________________________
    ______________________ in the district of __________________________________
    ___________________________________________  being a member /members of the company hereby appoint ________________________________________________ of
    ______________________________________ in the district of __________________
    _________________________ or failing him/her _______________________________
    ________________ of ______________________________________________ in the
    district __________________________________________ as my/our proxy to vote for me/us on my/our behalf at the TWENTIETH ANNUAL GENERAL MEETING of the company to be held at the J. N. Tata Auditorium, National Science
    Seminar Complex, Indian Institute of Science, Bangalore -560 012 at 3.00 p.m. on Saturday, June 02, 2001 and at any adjournment(s) thereof.

    Signed this _____________________________________ day of ___________________
    ________________________ 2001.


    Signature _________________________    Rupee one
                                           Revenue
                                           Stamp


    Notes: This form, in order to be effective, should be duly stamped, completed and signed and must be deposited at the Registered Office of the company, not less than 48 hours before the meeting.

                                Please tear here
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                          INFOSYS TECHNOLOGIES LIMITED
                               Registered Office
           ELECTRONICS CITY, HOSUR ROAD, BANGALORE - 561 229, INDIA.
                                ATTENDANCE SLIP
                Twentieth Annual General Meeting - June 02, 2001
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
    Regd. Folio No. [_][_][_][_][_][_][_][_][_]          No. of shares held [_][_][_][_][_][_]


    I certify that I am a member/proxy for the member of the company.

    I hereby record my presence at the TWENTIETH ANNUAL GENERAL MEETING of the Company at the J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore - 560 012 at 3.00 p.m. on Saturday, June 02, 2001.


    _______________________________                ____________________________
    Member's/proxy's name in
    BLOCK letters                                  Signature of member/proxy



    Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Annual Report to the meeting.